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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3333 Fax

June 16, 2023

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah O’Neal

Re: Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the “Registrant”)

Dear Ms. O’Neal:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”) on Post-Effective Amendment (“PEA”) No. 154 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 156 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on January 17, 2023. PEA No. 154 relates to the registration of shares of Schwab High Yield Bond ETF (the “Fund”), which is a new series of the Registrant. The SEC staff’s (the “Staff”) comments were provided by you to Adam T. Teufel of Dechert LLP on March 1, 2023.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 154, unless otherwise noted. A summary of the Staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: In the Fund’s principal investment strategies, please consider clarifying that the ICE BofA US Cash Pay High Yield Constrained Index (the “Index”) is the index that the Fund seeks to track.

Response: The Registrant notes that the Fund’s investment objective is “to track as closely as possible, before fees and expenses, the total return of an index that measures the performance of U.S. dollar denominated below investment grade corporate debt.” The first sentence of the Fund’s principal investment strategies states, in bold font, that “To pursue its goal, the fund generally invests in securities that are included in the ICE BofA US Cash Pay High Yield Constrained Index.” The Registrant believes that the disclosure included in the Fund’s investment objective read in conjunction with the prominent disclosure in the Fund’s principal investment strategies makes it sufficiently clear to potential investors that

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the Fund seeks to track the Index. The Registrant therefore respectfully declines to revise the disclosure.

2.	Comment: In the Fund’s principal investment strategies, please consider disclosing the average weighted maturity of the Index as of a certain date.

Response: The Registrant is not aware of any requirement in Form N-1A that requires a fund to disclose the average weighted maturity of its index as of a certain date. The Registrant therefore respectfully declines to add the disclosure.

3.	Comment: In the Fund’s principal investment strategies, please consider adding “(junk bonds)” after “below investment grade bonds.”

Response: The Registrant has revised the first paragraph in the principal investment strategies as follows:

“To pursue its goal, the fund generally invests in securities that are included in the ICE BofA US Cash Pay High Yield Constrained Index†. ICE BofA US Cash Pay High Yield Constrained Index tracks the performance of U.S. dollar denominated below investment grade corporate debt (junk bonds), currently in a coupon paying period, that is publicly issued in the U.S. domestic market. Qualifying securities must have a below investment grade rating (based on an average of Moody’s, S&P and Fitch), at least 18 months to final maturity at the time of issuance, at least one year remaining term to final maturity as of the rebalancing date, a fixed coupon schedule and a minimum amount outstanding of $250 million.”

4.	Comment: Please provide the Staff a copy of the completed “Fund fees and expenses” and “Example” tables for the Fund.

Response: The completed “Fund fees and expenses” and “Example” tables is attached hereto at Appendix A.

5.	Comment: On page 13 of the Fund’s Statement of Additional Information, please consider changing the word “may” to “will” so that the disclosure reads as follows: The fund may not “[c]oncentrate investments in a particular industry or group of industries… except that the fund will concentrate its investments to approximately the same extent that the index the fund is designed to track concentrates in the securities of a particular industry or group of industries . . .” Please note that freedom of action to concentrate (or not concentrate), in other than U.S. government securities, pursuant to management investment discretion,

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without shareholder approval, has generally been considered by the Staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the 1940 Act.

Response: The Registrant respectfully notes that, under various circumstances, it may not be possible or practicable to purchase all of the securities included in the Index (or at the specified weightings) and the Fund may use sampling techniques as a result, as further described in the Fund’s principal investment strategies. As such, it is possible that the Index concentrates in a specified industry, but the Fund does not when utilizing a sampling strategy rather than a replication strategy. Accordingly, the Registrant respectfully declines to make the requested changes.

6.	Comment: On page 29 of the Fund’s Statement of Additional Information, please delete the following disclosure: “(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund;” and “(vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or Schwab Asset Management, have an adverse effect on the Trust or the rights of beneficial owners…” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the SEC’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant received a substantially similar comment to its Post-Effective Amendment No. 141 to which the undersigned responded on behalf of the Registrant by letter dated June 2, 2022. Such prior response noted certain changes that were made to the Registrant’s disclosure in response to the Staff’s comment, thus no further changes are being made at this time. As noted in the prior response, the Registrant respectfully submits that the 1940 Act does not obligate the Fund to accept a particular creation order. The SEC

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has acknowledged this principle. See, e.g., Investment Company Swing Pricing, 81 Fed. Reg. 82084, 82128 (Nov. 18, 2016) (“we note that unlike redemptions, funds may reserve the right to decline purchase requests”); Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holding, 69 Fed. Reg. 22299, 22302 (Apr. 23, 2004) (stating that “a fund may reserve the right to reject a purchase or exchange request for any reason, provided that it discloses this policy in its prospectus.”); see also Exchange-Traded Funds, 83 Fed. Reg. 37332, 37349 (July 31, 2018) (“we believe an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances . . . .”). The referenced disclosure, combined with other disclosure in the Fund’s registration statement, alerts prospective investors of the right of the Registrant to reject a particular creation order consistent with this principle; it is not intended to address a scenario where an ETF suspends all creation orders indefinitely. The Registrant therefore declines to revise the disclosure.

*          *          *

Should you have any questions or comments, please contact the undersigned at 202.261.3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

June 16, 2023 Page 5

Appendix A

Fund Fees and Expenses

This table describes the fees and expenses you may pay if you buy, hold and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)
None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management fees	0.10
Other expenses(1)	None
Total annual fund operating expenses	0.10

(1)               “Other expenses” is an estimate based on the expenses the fund expects to incur for its first full fiscal year.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those time periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Your actual costs may be higher or lower.

Expenses on a $10,000 Investment
1 Year	3 Years
$10	$32